Exhibit (a)(7)

COMMERCIAL METALS COMPANY SENDS LETTER TO STOCKHOLDERS

Urges Stockholders NOT to Tender Their Shares into Carl Icahn’s Opportunistic Offer

Recommends Voting the WHITE Proxy Card FOR the Election of CMC’s Highly Qualified Board Nominees

Irving, Texas, January 3, 2012 – Commercial Metals Company (NYSE: CMC) (“CMC”) today sent a letter from its Board of Directors to its stockholders recommending that they not tender their shares into the tender offer from IEP Metals Sub LLC, an affiliate of Carl Icahn (“Mr. Icahn”). The Board also recommends that stockholders vote for the election of CMC’s nominees on the White proxy card. The letter also provides further detail on the Board’s view of Mr. Icahn’s opportunistic offer and his ownership of PSC Metals, Inc.

The full text of the letter to stockholders follows:

PLEASE VOTE THE ENCLOSED WHITE PROXY CARD FOR CMC’S DIRECTOR NOMINEES

AND

DO NOT TENDER YOUR SHARES INTO ICAHN’S OPPORTUNISTIC OFFER

January 3, 2012

Dear Fellow Stockholders:

Commercial Metals Company’s Annual Meeting of Stockholders is only weeks away. We are asking you to support CMC against Carl Icahn, who is trying to buy your Company at an opportunistic, low-ball price.

Our Board unanimously rejected Mr. Icahn’s recent hostile offer of $15.00 per share and concluded that the offer is not in the best interests of CMC stockholders, because the Board believes the offer:

•	is financially inadequate and substantially undervalues CMC

•	is opportunistically timed

•	involves significant risk and uncertainty and

•	fails to take into account the value from recent actions taken by CMC’s new management team.

We urge you to REJECT Carl Icahn’s nominees for election to the Board of Directors and to NOT tender your shares into his offer. We believe his nominees are not qualified, are merely Mr. Icahn’s deputies and will only try to further his attempt to acquire CMC. Ask yourself: Whose interests do you think Icahn’s nominees will serve?

Please vote the ENCLOSED WHITE proxy card today FOR the Company’s Board nominees – Harold L. Adams, Joe Alvarado and Anthony A. Massaro. They are experienced, highly qualified and committed to serving the best interests of all stockholders.

Given Mr. Icahn’s well-known reputation for attempting to take value for himself, we think it is important for you to know more about his agenda, which we believe – among other things – has much to do with his ownership of PSC Metals, Inc. and failed attempts to exit that investment.

ICAHN SAID ONLY FIVE MONTHS AGO THAT CMC’S SHARES WERE UNDERVALUED

AT $14.34 PER SHARE; NOW HE WANTS TO BUY THE COMPANY AT $15.00!

Only five months ago – when CMC shares were trading at $14.34 – Mr. Icahn stated in an SEC filing that the shares were “undervalued.” Mr. Icahn is now trying to elect unqualified directors whose only purpose in our view would be to facilitate a sale to him for $15.00 per share, a premium of only 4.6% to this “undervalued” share price. This is in sharp contrast to his claim of a larger premium. Don’t be fooled by Mr. Icahn’s doublespeak.

By any metric, CMC believes Mr. Icahn’s offer fails to deliver a meaningful premium. We ask you to review the facts for yourself. Mr. Icahn’s offer represents:

•	a significant discount of 17.1% to the Company’s 52-week high of $18.09 on February 17, 2011;

•	no premium to the Company’s stock price of $15.03 as recently as May 19, 2011;

•

a miniscule premium of 3.9% to the Company’s one-year average price of $14.43 (as of November 25, 2011, the last trading day before Mr. Icahn first announced his proposal to buy all of the outstanding shares of CMC for $15.00 per share).

We believe that $15.00 per share is an unattractive valuation to any stockholder other than Carl Icahn. Mr. Icahn’s own statements indicate he is attempting to acquire CMC for himself at a bargain basement price.

ICAHN’S OFFER FOR CMC IS OPPORTUNISTIC

In our view, Mr. Icahn opportunistically timed his offer to create the illusion of a meaningful premium for CMC stockholders. Mr. Icahn launched his bid after the stock price of CMC and CMC’s U.S.-based steel industry peers1 dropped 15% in early November 2011. In other words, Mr. Icahn is trying to be opportunistic at your expense.

[1]	AK Steel Holding Corporation, Nucor Corporation, Schnitzer Steel Industries, Inc., Steel Dynamics, Inc., and United States Steel Corporation.

Mr. Icahn’s offer comes at a trough in the business cycle as CMC is trading near historical lows. Moreover, it comes at a time when the Company’s strategic plan is beginning to yield results – as evidenced by CMC’s recent first quarter guidance – and when the Board believes the benefits are not yet fully reflected in the Company’s operational results and stock price.

Indeed, Mr. Icahn’s claimed “premium” is already disappearing. Since he announced his initial proposal to acquire CMC on November 28, 2011, the mean stock price of CMC’s U.S.-based steel industry peers has recovered by more than 12% as of December 29, 2011, underscoring our view that steel company share prices, including CMC’s, were only temporarily depressed.

INDUSTRY ANALYSTS AGREE ICAHN’S OFFER IS OPPORTUNISTIC

“I agree with management in thinking that the bid is opportunistic and is at a weaker part of the cycle.”

- Arun Viswanathan, Susquehanna International Group

(December 6, 2011 via The Street)

“An opportunistic bid from Icahn.”

- Brian Yu, Citi Investment Research & Analysis

(November 28, 2011)

“…we think $15 significantly undervalues the company.”

- Aldo Mazzaferro, Macquarie Capital

(November 29, 2011)

“‘Why would you want to pay full price for something? The whole idea is to buy a bargain.”

- Charles Bradford, Bradford Research Inc.

(December 11, 2011 via American Metal Market)

ICAHN IS SIMPLY TRYING TO FIX HIS FAILED INVESTMENT IN PSC METALS

AT YOUR EXPENSE

Mr. Icahn has said that if he is successful in his offer, he intends to combine at least part of CMC with Icahn-controlled PSC Metals, Inc. Since acquiring full ownership of PSC Metals in 2003, it has been reported that Mr. Icahn has tried and failed to sell it at least twice.

•

2006: American Metal Market/Metal Bulletin reported in September 2006 that Carl Icahn cancelled plans to sell PSC Metals after offers failed to meet expectations, following the hiring of an investment adviser and contacting potential buyers.

•

2008-2009: According to a regulatory filing by Icahn Enterprises in July 2008, an investment adviser was hired to explore “strategic alternatives” for PSC Metals. After more than a year, Icahn Enterprises stated in another filing that “we have suspended the exploration of strategic alternatives with respect to PSC Metals.”

We think that CMC stockholders should ask Mr. Icahn if he is trying to simply fix what we believe is a historically troubled investment in PSC Metals by attempting an opportunistic takeover of CMC.

Further, because of Mr. Icahn’s ownership of PSC Metals – a competitor in the recycling business – we believe his nominees would have a serious conflict of interest that raises issues under the federal competition laws. We believe electing Mr. Icahn’s nominees would pose substantial risk to your investment.

We urge you to REJECT any proxy card you receive from Mr. Icahn and NOT tender your shares into his inadequate offer!

VOTE THE ENCLOSED WHITE PROXY CARD TODAY FOR CMC’S NOMINEES AND

DO NOT TENDER YOUR SHARES

CMC’s highly qualified Board and experienced new management team have taken tangible steps – including reducing our cost structure, streamlining operations and shedding non-core assets – to move the Company forward. With these actions, and our strong platform as a vertically integrated, low-cost steel producer with a significant international presence, we believe CMC is uniquely positioned to benefit as the business cycle improves.

Importantly, our efforts are already producing positive results. As reflected in our most recent guidance, we now expect first quarter 2012 results to beat consensus estimates and to continue the Company’s financial and operational improvement trend.

Don’t let Carl Icahn take value that belongs to you. Our Board is committed to continuing to build on CMC’s positive momentum and to serving the interests of all stockholders. We urge you to vote your enclosed WHITE proxy card FOR the Company’s directors now. You can also go to www.voteforcmc.com to learn more about CMC’s nominees, the Annual Meeting and how to vote.

Thank you for your support.

On behalf of the Commercial Metals Company Board of Directors:

Anthony A. Massaro	Joe Alvarado
Non-Executive Chairman of the Board	President and CEO

If you have any questions, require assistance with voting your WHITE proxy card,

or need additional copies of the proxy materials, please contact:

105 Madison Avenue

New York, NY 10016

cmc@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

About Commercial Metals Company

Commercial Metals Company and subsidiaries manufacture, recycle and market steel and metal products, related materials and services through a network including steel minimills, steel fabrication and processing plants, construction-related product warehouses, a copper tube mill, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements. These forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although the Company believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, the Company undertakes no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise.

Developments that could impact the Company’s expectations include the following: absence of global economic recovery or possible recession relapse; solvency of financial institutions and their ability or willingness to lend; success or failure of governmental efforts to stimulate the economy, including restoring credit availability and confidence in a recovery; continued sovereign debt problems in Greece and other countries within the euro zone and other foreign zones; customer non-compliance with contracts; construction activity or lack thereof; decisions by governments affecting the level of steel imports, including tariffs and duties; litigation claims and settlements; difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes; metals pricing over which the Company exerts little influence; increased capacity and product availability from competing steel minimills and other steel suppliers, including import quantities and pricing; execution of cost minimization strategies; ability to retain key executives; court decisions and regulatory rulings; industry consolidation or changes in production capacity or utilization; global factors, including political and military uncertainties; currency fluctuations; interest rate changes; availability and pricing of raw materials, including scrap metal, energy, insurance and supply prices; passage of new, or interpretation of existing, environmental laws and regulations; severe weather, especially in Poland; the pace of overall economic activity, particularly in China; and business disruptions, costs and future events related to the tender offer and proxy contest initiated by Carl C. Icahn and affiliated entities.

Important Additional Information

CMC’s stockholders are strongly advised to carefully read CMC’s solicitation/recommendation statement on Schedule 14D-9, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2011, and any amendments or supplements thereto. CMC’s solicitation/recommendation statement sets forth the reasons for the recommendation of CMC’s Board of Directors and related information. Free copies of the solicitation/recommendation statement are available at the SEC’s web site at www.sec.gov, or at the CMC web site at www.cmc.com or by writing to CMC at 6565 N. MacArthur Blvd., Suite 800, Irving, Texas 75039, Attn: Corporate Secretary. Copies may also be obtained from MacKenzie Partners, Inc. by calling or emailing a request directly as set forth above.

Contact:

Investors:

Barbara Smith

Chief Financial Officer

214-689-4300

Or

Larry Dennedy

MacKenzie Partners

212-929-5239

Media:

Debbie Miller/Chris Kittredge

Sard Verbinnen & Co

212-687-8080